SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

November 4, 2009

Commission File Number: 333-130901

MACRO BANK INC.
(Exact name of registrant as specified in its Charter)

Sarmiento 447
Buenos Aires C1 1041
Tel: 54 11 5222 6500
(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-    N/A

BANCO MACRO ANNOUNCES RESULTS FOR THE THIRD QUARTER OF 2009

Buenos Aires, Argentina, November 4, 2009 – Banco Macro S.A. (NYSE: BMA; Buenos Aires: BMA) (“Banco Macro” or “BMA” or the “Bank”) announced today its results for the third quarter ended September 30, 2009 (“3Q09”).  All figures are in Argentine pesos (Ps.) and have been prepared in accordance with Argentine GAAP.

SUMMARY

•
The Bank’s net income totalled Ps.190.9 million.  This result was 17% higher than the Ps.163.3 million posted for the third quarter of 2008 (“3Q08”). The annualized 3Q09 ROAE and ROAA were 25.5% and 3.1%, respectively.

•	In 3Q09, the Bank’s net financial income was Ps.662.5 million, increasing 80% year to year (“YoY”). In addition, Banco Macro’s operating income rose 89% YoY to Ps.413.8 million.

•	Banco Macro’s financing to the private sector grew 2% quarter to quarter (“QoQ”), or Ps.184.5 million led by consumer loans, mortgages and discounted documents.

•
In 3Q09, total deposits grew 5% QoQ, totalling Ps.18.5 billion and representing 80% of the Bank’s liabilities. The quarterly deposit growth was led by checking accounts and time deposits from the private sector.

•
Banco Macro continued showing a strong solvency ratio, with an excess capital of Ps.2.1 billion (25.3% capitalization ratio) in 3Q09. In addition, the Bank’s liquid assets remained at a high level, reaching 59.7% of its total deposits.

•	In 3Q09, the Bank’s non-performing to total financing ratio reached 3.1% and the coverage ratio was 116%.

RESULTS

Earnings per outstanding share were Ps.0.32.  This was 29% or Ps.0.07 higher than 3Q08’s Ps.0.25.

EARNINGS PER SHARE	MACRO consolidated
	III08	IV08	I09	II09	III09

Net income (M $)	163.3	184.1	156.0	163.2	190.9
Average shares outstanding (M)	650.7	619.6	601.2	593.5	593.4
Average shares in portfolio (M)	33.2	64.3	82.8	43.7	24.0
Average shares issued (M)	683.9	683.9	683.9	637.2	617.4
Book value per issued share ($)	4.01	4.12	4.27	4.58	5.04
Earnings per outstanding share ($)	0.25	0.30	0.26	0.27	0.32

Banco Macro’s 3Q09 net income rose by 17% YoY and QoQ to Ps.190.9 million.  Nevertheless, the Bank’s operating result climbed 89% YoY to Ps.413.8 million, mainly due to net financial income growth.

The Bank’s 3Q09 ROAE and ROAA were 25.5% and 3.1%, respectively. Additionally, the ROAE obtained is particularly meaningful considering that the leverage of Banco Macro’s balance sheet (8.4x assets to equity ratio) was lower than the system and our competitors’ average.

INCOME STATEMENT	MACRO consolidated
In MILLION $	III08	IV08	I09	II09	III09

Net financial income	367.4	566.9	496.7	604.7	662.5
Provision for loan losses	-25.0	-200.7	-25.7	-25.8	-81.4
Net fee income	189.2	202.3	197.7	205.0	206.0
	531.6	568.5	668.7	783.8	787.1
Administrative expenses	-312.7	-330.7	-359.1	-371.1	-373.3
Operating result	218.9	237.8	309.6	412.7	413.8
Minority interest	-1.1	-1.0	-0.7	-1.2	-1.6
Net other income	26.3	30.3	2.4	-7.2	-3.4
Net income before income tax	244.2	267.1	311.3	404.3	408.8
Income tax	-80.9	-83.0	-155.2	-241.2	-217.9
NET INCOME	163.3	184.1	156.0	163.2	190.9

The Bank’s financial income of Ps. 1,016.6 million increased by 4% QoQ, or Ps.41.6 million and by 38% YoY, or Ps.282.5 million. This strong annual performance was mainly driven by the increase in results from government and private securities and higher interest on loans.

Interest on loans represented 51% of total financial income and was slightly lower than the 2Q09 level. As compared to 3Q08 interest on loans increased 4% mainly due to interest on other loans including personal loans.

3Q09 Results	Page 2 of 15

In the quarter, income from government and private securities increased by 35% or Ps.121.2 million, as a result of an increase in the Bank’s bond portfolio prices and realized gains from the sale of part of this portfolio.

The other financial income decreased Ps.59 million when compared to 2Q09. This decrease was mainly due to lower gains on FX transactions.

Finally, CER adjustments income decreased Ps.10.9 million YoY due to a decrease in Guaranteed Loans portfolio and changes in the valuation method established by the Central Bank (Com. “A” 4989).

FINANCIAL INCOME	MACRO consolidated
In MILLION $	III08	IV08	I09	II09	III09

Interest on cash and due from banks	1.6	1.2	0.1	0.1	0.1
Interest on loans to the financial sector	4.9	4.2	3.3	2.5	0.9
Interest on overdrafts	100.4	122.8	99.3	83.1	81.5
Interest on documents	54.2	56.2	57.1	47.9	46.6
Interest on mortgages loans	26.0	26.9	26.9	25.5	25.7
Interest on pledges loans	16.6	16.8	16.4	15.1	12.5
Interest on credit cards loans	32.1	40.8	47.1	49.4	41.0
Interest on other loans	268.9	303.2	300.1	299.4	312.6
Interest on other receivables from finan. interm.	3.6	0.9	0.0	0.1	0.0
Income from government & private securities,net (1)	122.6	222.7	184.2	341.6	462.8
Net options results	0.1	0.1	0.0	0.0	0.0
Income from Guaranteed Loans	9.3	9.5	3.2	0.0	0.3
CER adjustment	14.3	12.2	5.0	2.5	3.4
CVS adjustment	0.2	0.2	0.2	0.2	0.1
Difference in quoted prices of foreign currency	21.0	63.1	46.4	47.9	28.4
Other	58.3	112.0	135.9	59.7	0.7

Total financial income	734.1	992.8	925.2	975.0	1,016.6

(1) Income from government & private securities
LEBAC / NOBAC	106.2	201.2	113.3	144.5	158.2
Other	16.4	21.5	70.9	197.1	304.6
TOTAL	122.6	222.7	184.2	341.6	462.8

In 3Q09, Banco Macro’s financial expenses of Ps.354 million decreased by 3% YoY, or Ps.12.6 million, and 4% QoQ, or Ps.16.2 million.

In the quarter, interest on deposits represented 79% of the Bank’s total financial expenses, declining Ps.14.6 million or 5% when compared to 2Q09. This can be traced to a decrease in the average interest rate paid on time deposits (11.74% on 2Q09 compared to 11% on 3Q09).

Finally, CER adjustments expense decreased Ps.5.6 million YoY as a result of the pre-payment of debt owed to the Central Bank.

3Q09 Results	Page 3 of 15

FINANCIAL EXPENSE	MACRO consolidated
In MILLION $	III08	IV08	I09	II09	III09

Interest on checking accounts	4.7	5.6	4.8	4.0	3.9
Interest on saving accounts	3.2	4.6	4.0	4.1	4.4
Interest on time deposits	270.4	311.2	334.3	286.0	271.2
Interest on loans from financial sector	1.3	0.8	0.5	0.1	0.7
Interest on other liabilities from financial interm.	22.5	22.7	22.1	20.3	19.6
Interest on subordinated notes	11.7	12.5	13.1	13.6	14.1
Other Interest	2.0	2.0	1.1	0.5	0.6
CER adjustments	6.4	4.7	1.9	0.6	0.8
Deposits Guarantee Fund	6.7	7.1	7.1	7.4	7.8
Other	37.8	54.7	39.7	33.7	31.0

Total Financial Expense	366.7	425.8	428.6	370.3	354.1

In 3Q09, Banco Macro’s net financial income of Ps.662.5 million was Ps.295 million or 80% higher than the Ps.367.4 million posted in 3Q08.

Banco Macro’s net fee income of Ps.206.0 million rose by 9%, or Ps.16.8 million, from last year’s level of Ps.189.2 million.

NET FEE INCOME	MACRO consolidated
In MILLION $	III08	IV08	I09	II09	III09

Fee charges on deposit accounts	152.8	170.1	168.9	166.2	163.2
Debit and credit card income	39.9	41.0	39.4	40.5	44.0
Other fees related to foreign trade	4.8	4.5	6.1	8.3	5.1
Credit-related fees	15.3	13.7	13.5	13.8	14.8
Lease of safe-deposit boxes	3.8	5.0	4.6	4.7	5.7
Other	12.2	13.7	19.5	27.2	27.0
Total fee income	228.8	248.0	252.0	260.7	259.8

Total fee expenses	39.6	45.7	54.3	55.7	53.8

Net fee income	189.2	202.3	197.7	205.0	206.0

In 3Q09, Banco Macro’s administrative expenses of Ps.373.3 million grew 0.6% QoQ due to an increase in advertising & publicity expenses and other operating expenses that was offset by the decrease in charges for Directors´ fees.

The annual increase in SG&A expenses was chiefly explained by the 19% salary increase agreed with the labor unions in April 2009.

Banco Macro’s efficiency ratio (expenses / net financial and fee income) improved to 43% in 3Q09 compared to last year’s level of 53.5%.

3Q09 Results	Page 4 of 15

ADMINISTRATIVE EXPENSES	MACRO consolidated
In MILLION $	III08	IV08	I09	II09	III09

Personnel expenses	194.2	202.9	232.0	230.4	230.9
Directors & statutory auditors´fees	4.2	5.5	12.6	16.0	4.1
Other professional fees	14.9	18.1	16.5	14.9	16.4
Advertising & publicity	14.5	14.2	6.9	10.0	14.1
Taxes	17.9	18.5	17.8	22.5	21.2
Depreciation of equipment	12.2	12.9	13.1	13.2	13.7
Amortization of organizational costs	6.4	7.1	7.8	8.0	8.4
Other operating expenses	42.6	46.5	48.0	50.7	57.1
Other	5.8	5.0	4.4	5.4	7.4
Total Administrative Expenses	312.7	330.7	359.1	371.1	373.3

Total Employees	7,958	7,920	7,874	7,855	7,835
Branches	423	416	413	414	413

Efficiency ratio	53.5%	41.0%	51.7%	45.8%	43.0%

Efficiency ratio accumulated	54.7%	50.3%	51.7%	48.6%	46.5%

In 3Q09, the Bank’s net other income totalled Ps.3.4 million loss. Other income and other expense both showed a QoQ decrease. Under Other Income, the item “Other” included Ps. 5.8 million of cash dividends paid by Visa S.A.. Under Other Expense, the item “Other” included a Ps. 19.9 million loss attributable to the transfer of Guaranteed Loans.

NET OTHER INCOME	MACRO consolidated
In MILLION $
Other Income	III08	IV08	I09	II09	III09
Penalty interest	3.8	5.7	5.5	7.0	5.6
Recovered loans and allowances reversed	15.0	32.9	10.0	12.0	13.1
Other	35.0	11.2	7.7	18.3	13.9
Total Other Income	53.8	49.8	23.2	37.4	32.6

Other Expense
Uncollected charges for other loans and other provisions	11.4	10.5	6.7	21.8	-9.2
Difference in amparos amortization	7.3	6.8	6.4	6.4	3.8
Goodwill amortization	2.1	2.1	2.1	2.1	2.1
Other Expense	6.7	0.1	5.6	14.3	39.3
Total Other Expense	27.5	19.5	20.7	44.7	36.0

Net Other Income	26.3	30.3	2.5	-7.3	-3.4

In 3Q09, Banco Macro’s effective income tax rate was 53.3%, lower than the 59.7% registered in 2Q09. The decrease can be explained by the realized gains from bonds sales that already paid income taxes in the first half of 2009.

3Q09 Results	Page 5 of 15

FINANCIAL ASSETS

Private sector financing

The volume of “core” financing to the private sector after aggregating the Bank’s personal financial trust and leasing portfolio, excluding advances to AAA companies, increased 1% QoQ and 4% YoY.

In 3Q09, the Bank’s overdrafts increased 20% and mortgages, consumer loans and documents increased 4%, 2% and 2%, respectively when compared with 2Q09. On the other hand, pledged loans and leasing decreased 12% and 9% respectively.

PRIVATE SECTOR LOAN PORTFOLIO	MACRO consolidated					Variation
In MILLION $	III08	IV08	I09	II09	III09	III09/II09	III09/III08

Overdrafts (total)	1,916.2	1,556.4	1,482.1	1,244.6	1,495.6	20%	-22%
Overdrafts	1,196.6	1,236.9	1,122.5	1,063.1	1,277.9	20%	7%
AAA (liquidity administration)	719.6	319.5	359.6	181.5	217.7	20%	-70%
Discounted documents	1,397.2	1,348.6	1,285.8	1,305.7	1,338.3	2%	-4%
Mortgages loans	736.5	738.6	752.0	712.8	741.5	4%	1%
Pledges loans	340.9	339.9	337.8	292.6	258.1	-12%	-24%
Consumer loans	3,813.9	3,806.5	3,806.7	3,773.7	3,845.7	2%	1%
Credit Cards loans	816.6	869.1	859.1	842.6	845.3	0%	4%
Others	1,846.8	2,071.9	2,222.6	2,519.5	2,375.3	-6%	29%
Total credit to the private sector	10,868.1	10,731.0	10,746.1	10,691.5	10,899.8	2%	0%
Financial trusts	549.4	564.9	495.9	585.4	587.6	0%	7%
Leasing	380.7	360.8	332.2	300.8	274.8	-9%	-28%
Total credit w/ f. trusts and leasing	11,798.2	11,656.7	11,574.2	11,577.7	11,762.2	2%	0%

Total credit w/o liquidity administration	11,078.6	11,337.2	11,214.6	11,396.2	11,544.5	1%	4%

PUBLIC SECTOR ASSETS

The Bank’s public sector assets (excluding LEBAC / NOBAC) to total assets ratio was 3.4% in 3Q09, lower than the 5.7% posted in 2Q09 and less than the system’s average of 9.3%.  This can be explained by the sale of part of the Bank’s sovereign bond portfolio during 3Q09, taking advantage of higher prices.

3Q09 Results	Page 6 of 15

PUBLIC SECTOR ASSETS	MACRO consolidated
In MILLION $	III08	IV08	I09	II09	III09

LEBAC / NOBAC B.C.R.A.	4,227.8	3,418.3	3,830.9	4,687.3	5,240.0
Other	508.3	656.2	1,016.0	1,114.0	598.4
Government securities	4,736.1	4,074.5	4,846.9	5,801.3	5,838.4
Guaranteed loans	727.7	722.8	273.8	259.4	185.6
Provincial loans	0.1	19.1	20.5	14.9	18.0
Government securities loans	11.8	4.5	1.9	0.0	9.7
Loans	739.6	746.4	296.2	274.3	213.3
Purchase of government bonds	318.9	45.3	22.5	38.7	62.8
Other receivables for financial intermediation	318.9	45.3	22.5	38.7	62.8
BODEN to collect	17.6	14.1	13.4	14.5	15.6
Other receivables	17.6	14.1	13.4	14.5	15.6

TOTAL PUBLIC SECTOR ASSETS	5,812.2	4,880.3	5,179.0	6,128.8	6,130.1

TOTAL PUBLIC SECTOR LIABILITIES	618.0	449.3	149.3	280.5	179.7

Net exposure	5,194.2	4,431.0	5,029.7	5,848.3	5,950.4

TOTAL PUBLIC SECTOR ASSETS (net of LEBAC / NOBAC )	1,584.4	1,462.0	1,348.1	1,441.5	890.1

TOTAL PUBLIC SECTOR ASSETS (net of LEBAC / NOBAC) /TOTAL ASSETS	6.7%	6.5%	5.4%	5.7%	3.4%

Net exposure (net of LEBAC/NOBAC) / TOTAL ASSETS	4.1%	4.5%	4.8%	4.6%	2.7%

FUNDING

Deposits

Banco Macro’s total deposit base totalled Ps.18.5 billion in 3Q09.  Deposits remained the Bank’s most important source of funds, growing 10% YoY and 5% QoQ, representing 80% of the Bank’s total liabilities.

Private sector deposits led the QoQ growth with an increase of Ps.918 million or 7%. Transactional deposits, checking and saving accounts, increased 8% and 6%, respectively, while time deposits grew 7%.

DEPOSITS	MACRO consolidated					Variation
In MILLION $	III08	IV08	I09	II09	III09	Q to Q	Y to Y

Public sector	2,986.7	3,938.0	4,247.5	4,154.3	4,039.7	-3%	35%

Financial sector	13.6	22.4	16.1	11.2	11.9	6%	-13%

Private sector	13,785.0	11,868.0	13,022.7	13,569.4	14,487.4	7%	5%
Checking accounts	2,715.2	2,581.1	2,549.0	2,931.9	3,168.5	8%	17%
Savings accounts	2,621.3	2,716.9	2,642.4	2,833.4	2,991.1	6%	14%
Time deposits	7,884.4	6,031.9	7,293.9	7,192.4	7,706.8	7%	-2%
Other	564.1	538.1	537.4	611.7	621.0	2%	10%
TOTAL	16,785.3	15,828.4	17,286.3	17,734.9	18,539.0	5%	10%

3Q09 Results	Page 7 of 15

Other sources of funds

In 3Q09, other sources of funds increased by Ps.234.8 million or 5.3% QoQ based on the increase in the Bank’s equity.

During the quarter, Unsubordinated corporate bonds decreased due the cancellation of previously repurchased Class 2 Notes by nominal value USD1.1 million and Class 3 Notes by nominal value USD9.3 million. At the same time the Bank paid USD4.6 million in interest on its Class 2 Notes.

OTHER FUNDING	MACRO consolidated
In MILLION $	III08	IV08	I09	II09	III09

Central Bank	296.6	302.8	2.0	2.7	1.9
Banks and international institutions	243.3	232.4	214.7	210.8	209.4
Financing received from Argentine financial institutions	156.2	73.8	86.0	47.3	102.2
Subordinated corporate bonds	507.4	521.7	573.9	572.5	593.3
Unsubordinated corporate bonds	732.5	724.9	695.5	649.5	618.3
Shareholders´ equity	2,740.0	2,816.6	2,920.0	2,919.2	3,111.7
Total Funding	4,676.0	4,672.2	4,492.1	4,402.0	4,636.8

In September 2009, Banco Macro’s average cost of funds was 6.7%, one of the lowest in the banking sector.  Banco Macro’s transactional deposits represented approximately 40% of its deposit base. These accounts are low cost and are not sensitive to interest rate increases.

LIQUID ASSETS

The Bank’s liquid assets increased by 13% QoQ and 23% YoY in 3Q09.  Banco Macro increased cash and its LEBAC/NOBAC portfolio by Ps.726 million and Ps.462.4 million, respectively, as compared to 2Q09.

Banco Macro’s liquid asset to total deposits ratio was 59.7%.

LIQUID ASSETS	MACRO consolidated
In MILLION $	III08	IV08	I09	II09	III09

Cash	3,239.3	3,523.9	3,713.1	3,475.2	4,201.1
Guarantees for compensating chambers	183.6	208.5	214.8	219.1	242.0
Loans to AAA companies	719.6	319.5	359.6	181.5	217.7
Call	52.0	42.0	40.6	40.0	23.2
Repos	8.7	203.7	186.5	534.8	551.1
LEBAC / NOBAC	4,816.5	3,838.9	5,158.9	5,364.3	5,826.7
TOTAL	9,019.7	8,136.5	9,673.5	9,814.9	11,061.8

Liquid assets to total deposits	53.7%	51.4%	56.0%	55.3%	59.7%

3Q09 Results	Page 8 of 15

SOLVENCY

In 3Q09, Banco Macro’s integrated capital was Ps.3.5 billion, well above the required capital of Ps.1.4 billion. Therefore, the Bank’s excess capital was Ps.2.1 billion.

The capitalization ratio was 25.3%, well above the 10.5% minimum required by the regulations.

The Bank’s excess capital is aimed at supporting growth, and consequently, a higher leverage of the Bank’s balance sheet.

MIN.CAP.REQUIREMENT	MACRO consolidated
In MILLION $	III08	IV08	I09	II09	III09
Credit risk requirement	1,089	1,087	1,085	1,088	1,119
Market risk requirement	67	50	67	64	45
Interest rate requirement	185	205	239	261	200
Incremental requirement	0	0	0	0	0
Integrated capital	2,981	3,114	3,288	3,296	3,484
Excess capital	1,640	1,772	1,897	1,883	2,120

Capitalization ratio	19.7%	22.9%	24.6%	24.6%	25.3%

ASSET QUALITY

During the quarter, the Bank decided to make provisions in excess of those required by regulators by Ps.48 million to maintain the level of allowances according to the Bank’s policy and improve the coverage ratio (due to a reduction in the irregular portfolio).

In 3Q09, Banco Macro’s non-performing to total financing ratio was 3.1% and the coverage ratio was 116%, representing an improvement when compared to the previous quarter due to a decrease in the irregular portfolio.

Banco Macro is committed to continue working in this area and keep excellent asset quality standards.

ASSET QUALITY	MACRO consolidated
In MILLION $	III08	IV08	I09	II09	III09
Commercial portfolio	6,436.2	6,107.9	5,786.7	6,052.5	5,829.5
Irregular	61.8	107.0	115.6	147.2	101.6
Consumer portfolio	6,312.1	6,315.2	6,323.2	6,177.8	6,428.7
Irregular	198.5	219.0	255.4	268.1	278.1
Total portfolio	12,748.3	12,423.1	12,110.0	12,230.3	12,258.2
Irregular	260.4	326.0	370.9	415.3	379.7
Irregular / Total portfolio	2.04%	2.62%	3.06%	3.40%	3.10%
Total provisions	272.2	450.5	449.4	435.8	440.3
Coverage ratio w/allowances	104.56%	138.19%	121.16%	104.94%	115.96%

3Q09 Results	Page 9 of 15

CER EXPOSURE AND FOREIGN CURRENCY POSITION

CER EXPOSURE	MACRO consolidated
In MILLION $	III08	IV08	I09	II09	III09

CER adjustable ASSETS
Government Securities	0.0	63.0	184.5	281.8	137.2

Guaranteed loans	727.0	722.8	273.0	275.2	204.7
Private sector loans	54.6	48.9	44.6	39.5	34.6
Other loans	10.5	10.3	9.4	8.3	6.3
Loans	792.1	782.0	327.0	323.0	245.6

Leasing	3.8	2.6	2.7	1.8	0.9
Other loans	3.2	3.3	3.1	4.4	4.4
Total CER adjustable assets	799.1	850.9	517.3	611.0	388.1

CER adjustable LIABILITIES
Deposits	6.5	4.3	1.5	0.7	0.4
Other liabilities from financial intermediation	338.4	342.3	44.5	44.4	44.5
Subordinated corporate bonds	11.0	1.8	1.3	1.4	0.9
Total CER adjustable liabilities	355.9	348.4	47.3	46.5	45.8

NET ASSET CER EXPOSURE	443.2	502.5	470.0	564.5	342.3

FX CURRENCY POSITION	MACRO consolidated
In MILLION $	III08	IV08	I09	II09	III09

Cash	1,313.1	1,289.3	1,846.0	1,825.9	2,577.8
Government Securities	415.4	510.1	581.4	727.4	777.3
Loans	2,098.1	2,128.5	2,322.5	2,489.5	2,255.6
Other receivables from financial intermediation	390.0	413.2	408.2	906.6	916.6
Investments in other companies	0.5	0.5	0.6	141.8	159.6
Other receivables	52.9	57.6	79.5	65.1	32.1
Other assets	62.2	70.0	77.9	76.8	77.0
TOTAL ASSETS	4,332.2	4,469.2	5,316.1	6,233.1	6,796.0
Deposits	2,390.3	2,521.2	3,332.9	3,691.3	4,265.1
Other liabilities from financial intermediation	1,244.8	901.3	851.6	1,121.8	1,097.3
Other liabilities	9.2	8.3	20.4	8.3	6.0
Subordinated corporate bonds	495.7	519.9	572.6	571.1	592.3
TOTAL LIABILITIES	4,140.0	3,950.7	4,777.5	5,392.5	5,960.7

NET FX POSITION	192.2	518.5	538.6	840.6	835.3

3Q09 Results	Page 10 of 15

RELEVANT AND RECENT EVENTS

✓
In August 2009, Nuevo Banco Bisel S.A. merged with and into Banco Macro S.A.  In September 2009, Banco Macro’s Capital Stock increased by 1.1 million new Class B shares which were issued and given to minority shareholders of ex-Nuevo Banco Bisel S.A., in the merger process of both entities.

✓	In August 2009, Banco Macro paid USD4.6 million in interest on its Class 2 Notes.

✓
In September 2009, the Bank reduced its subscribed Capital Stock by Ps.30.6 million or 30.641.692 Class B Shares with a par value of Ps.1 (one peso) each and entitled to 1 (one) vote per share, approved by the Shareholders’ Meeting held in September 10th, 2009.  These shares were in the Bank’s portfolio and were acquired under the completed Share Buy Back Program.

✓	In September 2009, Banco Macro paid Ps.148.3 million in cash dividends, approved by the Ordinary and Extraordinary Shareholders’ Meetings held in April and May 2009.

3Q09 Results	Page 11 of 15

QUARTERLY CONFERENCE CALL

A conference call to discuss this press release will be held on November 5, 2009 at 12:00 p.m. Buenos Aires time (10:00 a.m., New York time), with the presence of Jorge Pablo Brito (Member of the Executive Committee), Guillermo Stanley (Board Member), Guillermo Goldberg (Deputy General Manager) and Jorge Scarinci, (Finance and Investor Relations Manager).  Dial in information:

(800) 909-5202 (Within the U.S.)

(785) 830-7975 (Outside the U.S.)

Conference ID: 3070543

DISCLAIMER

This press release includes forward-looking statements.  We have based these forward-looking statements largely on our current beliefs, expectations and projections about future events and financial trends affecting our business.  Many important factors could cause our actual results to differ substantially from those anticipated in our forward-looking statements, including, among other things: inflation; changes in interest rates and the cost of deposits; government regulation; adverse legal or regulatory disputes or proceedings; credit and other risks of lending, such as increases in defaults by borrowers; fluctuations and declines in the value of Argentine public debt; competition in banking, financial services; deterioration in regional and national business and economic conditions in Argentina; and fluctuations in the exchange rate of the peso.

The words “believe,” “may”, “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect” and similar words are intended to identify forward-looking statements.  Forward-looking statements include information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities, the effects of future regulation and the effects of competition.  Forward-looking statements speak only as of the date they were made, and we undertake no obligation to update publicly or to revise any forward-looking statements after we distribute this press release because of new information, future events or other factors.  In light of the risks and uncertainties described above, the forward-looking events and circumstances discussed in this press release might not occur and are not guarantees of future performance.

This report is a summary analysis of Banco Macro's financial condition and results of operations as of and for the period indicated.  For a correct interpretation, this report must be read in conjunction with all other material periodically filed with the Comisión Nacional de Valores (www.cnv.gov.ar), the Securities and Exchange Commission (www.sec.gov), the Bolsa de Comercio de Buenos Aires (www.bolsar.com.ar) and the New York Stock Exchange (www.nyse.com).  In addition, the Central Bank (www.bcra.gov.ar) may publish information related to Banco Macro as of a date subsequent to the last date for which the Bank has published information.

Readers of this report must note that this is a translation made from an original version written and expressed in Spanish.  Consequently, any matters of interpretation should be referred to the original version in Spanish.
INVESTOR RELATIONS CONTACTS:

In Buenos Aires:
Jorge Scarinci, CFA
Finance and Investor Relations Manager
Tel: +5411-5222-6730
E-mail: investorelations@macro.com.ar                                               visit our website at: www.macro.com.ar

3Q09 Results	Page 12 of 15

QUARTERLY BALANCE SHEET	MACRO consolidated
In MILLION $	III08	IV08	I09	II09	III09

ASSETS	23,623.6	22,425.0	24,761.8	25,209.3	26,173.7
Cash	3,239.3	3,523.9	3,713.1	3,475.2	4,201.1
Government Securities	5,497.0	4,779.3	6,525.2	7,306.8	7,572.8
LEBAC/NOBAC	4,816.5	3,838.9	5,158.9	5,364.3	5,826.7
Other	680.5	940.4	1,366.3	1,942.5	1,746.1
Loans	11,731.5	11,280.0	10,850.7	10,761.7	10,904.2
to the non-Financial Government Sector	866.6	744.5	291.3	274.3	203.5
to the Financial Sector	115.4	80.4	73.5	61.3	58.6
to the non-financial private sector	11,009.7	10,893.4	10,922.9	10,849.3	11,069.7
-Overdrafts	1,916.2	1,556.4	1,482.1	1,244.6	1,495.6
-Discounted documents	1,397.2	1,348.6	1,285.8	1,305.7	1,338.3
-Mortgages	736.5	738.6	752.0	712.8	741.5
-Pledges	340.9	339.9	337.8	292.6	258.1
-Consumer	3,813.9	3,806.4	3,806.7	3,773.7	3,845.7
-Credit cards	816.6	869.1	859.1	842.6	845.3
-Other	1,846.8	2,071.9	2,222.6	2,519.5	2,375.3
- Less: int. doc., cotiz dif.	141.6	162.4	176.8	157.8	169.9
Allowances	-260.2	-438.3	-437.0	-423.2	-427.6
Other receivables from financial intermediation	1,751.5	1,454.1	2,253.2	2,305.6	2,136.0
Investments in other companies	28.6	10.5	10.6	10.3	10.0
Other receivables	254.7	251.8	299.8	299.2	322.5
Other assets	1,121.0	1,125.5	1,109.3	1,050.5	1,027.1
LIABILITIES	20,883.7	19,608.4	21,841.8	22,290.1	23,062.0
Deposits	16,785.3	15,828.4	17,286.3	17,734.9	18,539.0
From the non-financial government sector	2,986.7	3,938.0	4,247.5	4,154.3	4,039.7
From the financial sector	13.6	22.4	16.1	11.2	11.9
From the non-financial private sector	13,785.0	11,868.0	13,022.7	13,569.4	14,487.4
-Checking accounts	2,715.2	2,581.1	2,549.0	2,931.9	3,168.5
-Savings accounts	2,621.3	2,716.9	2,642.4	2,833.4	2,991.1
-Time deposits	7,884.4	6,031.9	7,293.9	7,192.4	7,706.8
-Other	564.1	538.1	537.4	611.7	621.0
Other liabilities from financial intermediation	3,126.8	2,714.9	3,238.8	3,149.8	3,041.9
Subordinated corporate bonds	507.4	521.7	573.9	572.5	593.3
Other liabilities	464.2	543.4	742.7	832.9	887.7

STOCKHOLDERS´ EQUITY	2,740.0	2,816.6	2,920.0	2,919.2	3,111.7

LIABILITIES + STOCKHOLDERS´ EQUITY	23,623.6	22,425.0	24,761.8	25,209.3	26,173.7

3Q09 Results	Page 13 of 15

QUARTERLY INCOME STATEMENT	MACRO consolidated
In MILLION $	III08	IV08	I09	II09	III09

Financial income	734.1	992.9	925.2	975.0	1,016.6
Interest on cash and due from banks	1.6	1.2	0.1	0.1	0.1
Interest on loans to the financial sector	4.9	4.2	3.3	2.5	0.9
Interest on overdrafts	100.4	122.8	99.3	83.1	81.5
Interest on documents	54.2	56.2	57.1	47.9	46.6
Interest on mortgages	26.0	26.9	26.9	25.5	25.7
Interest on pledges	16.6	16.8	16.4	15.1	12.5
Interest on credit cards	32.1	40.8	47.1	49.4	41.0
Interest on other loans	268.9	303.2	300.1	299.4	312.6
Income from government & private securities	122.6	222.7	184.2	341.7	462.8
Net options results	0.1	0.2	0.0	0.0	0.0
Results of guaranteed loans	9.3	9.5	3.2	0.0	0.3
Interest on other receivables from fin. intermediation	3.6	0.9	0.0	0.1	0.0
CER adjustment	14.3	12.2	5.0	2.5	3.4
CVS adjustment	0.2	0.2	0.2	0.2	0.1
Difference in Foreign Exchange	21.0	63.1	46.4	47.9	28.4
Other	58.3	112.0	135.9	59.8	0.7
Financial expense	-366.7	-425.8	-428.6	-370.3	-354.1
Interest on checking accounts	-4.7	-5.6	-4.8	-4.0	-3.9
Interest on saving accounts	-3.2	-4.6	-4.0	-4.1	-4.4
Interest on time deposits	-270.4	-311.2	-334.3	-286.0	-271.2
Interest on loans from the financial sector	-1.3	-0.8	-0.5	-0.1	-0.7
Interest on other loans from the financial sector	0.1	0.0	0.0	0.0	0.0
Interest on subordinated notes	-11.7	-12.5	-13.1	-13.6	-14.1
Other Interest	-2.1	-2.0	-1.1	-0.5	-0.6
Net Income from options	0.2	0.0	0.0	0.0	0.0
Interest on other receivables from fin. intermediation	-22.5	-22.7	-22.1	-20.3	-19.6
CER adjustments	-6.4	-4.6	-1.9	-0.6	-0.8
Deposits guarantee fund	-6.7	-7.0	-7.1	-7.4	-7.8
Other Interest	-38.0	-54.7	-39.7	-33.6	-31.0
Net financial income	367.4	566.9	496.7	604.7	662.5
Provision for loan losses	-25.0	-200.7	-25.7	-25.8	-81.4

Fee income	228.8	248.0	252.1	260.7	259.8
Fee expense	-39.6	-45.7	-54.3	-55.7	-53.8
Net fee income	189.2	202.3	197.7	205.0	206.0

Administrative expense	-312.7	-330.7	-359.1	-371.1	-373.3
Minority interest	-1.1	-1.0	-0.7	-1.2	-1.6
Net other income	26.3	30.3	2.4	-7.2	-3.4
Earnings before income tax	244.2	267.1	311.1	404.3	408.8
Income tax	-80.9	-83.0	-155.2	-241.2	-217.9

Net income	163.3	184.1	156.0	163.2	190.9

3Q09 Results	Page 14 of 15

QUARTER ANNUALIZED RATIOS	MACRO consolidated
	III08	IV08	I09	II09	III09

Profitability & performance
Net interest margin	7.2%	10.4%	8.6%	12.0%	14.4%
Fee income ratio	34.0%	26.3%	28.5%	25.3%	23.7%
Efficiency ratio	53.5%	41.0%	51.7%	45.8%	43.0%
Fee income as a percentage of adm expenses	63.5%	64.1%	55.1%	55.3%	55.2%
Return on average assets	2.9%	3.3%	2.6%	2.7%	3.1%
Return on average equity	24.2%	26.7%	21.7%	22.0%	25.5%
Liquidity
Loans as a percentage of total deposits	71.4%	74.0%	65.3%	63.1%	61.1%
Liquid assets as a percentage of total deposits	53.7%	51.4%	56.0%	55.3%	59.7%
Capital
Total equity as a percentage of total assets	11.6%	12.6%	11.8%	11.6%	11.9%
Regulatory capital as a percentage of risk weighted assets	19.7%	22.9%	24.6%	24.6%	25.3%
Asset Quality
Allowances over total loans	2.2%	3.7%	3.9%	3.8%	3.8%
Non-performing loans as a percentage of total loans	2.0%	2.6%	3.1%	3.6%	3.2%
Allowances as a percentage of non-performing loans	106.7%	141.8%	123.6%	106.1%	119.3%
Amparos as a percentage of average equity	1.3%	1.3%	1.3%	1.4%	1.5%

ACCUMULATED ANNUALIZED RATIOS	MACRO consolidated
	III08	IV08	I09	II09	III09

Profitability & performance
Net interest margin	7.6%	8.2%	8.6%	10.3%	11.7%
Fee income ratio	31.6%	29.9%	28.5%	26.8%	25.7%
Efficiency ratio	54.7%	50.3%	51.7%	48.6%	46.5%
Fee income as a percentage of adm expenses	57.7%	59.4%	55.1%	55.2%	55.2%
Return on average assets	3.0%	3.0%	2.6%	2.6%	2.8%
Return on average equity	23.3%	23.8%	21.7%	21.8%	23.0%
Liquidity
Loans as a percentage of total deposits	71.4%	74.0%	65.3%	63.1%	61.1%
Liquid assets as a percentage of total deposits	53.7%	51.4%	56.0%	55.3%	59.7%
Capital
Total equity as a percentage of total assets	11.6%	12.6%	11.8%	11.6%	11.9%
Regulatory capital as a percentage of risk weighted assets	19.7%	22.9%	24.6%	24.6%	25.3%
Asset Quality
Allowances over total loans	2.2%	3.7%	3.9%	3.8%	3.8%
Non-performing loans as a percentage of total loans	2.0%	2.6%	3.1%	3.6%	3.2%
Allowances as a percentage of non-performing loans	106.7%	141.8%	123.6%	106.1%	119.3%
Amparos as a percentage of average equity	1.3%	1.3%	1.3%	1.4%	1.5%

3Q09 Results	Page 15 of 15

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: November 4, 2009

MACRO BANK INC.

By: /s/
Name: Luis Cerolini
Title: Director